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                           February 17, 2022

       Alisha Charlton
       Chief Financial Officer
       PRO DEX INC
       2361 McGaw Avenue
       Irvine, CA. 92614

                                                        Re: PRO DEX INC
                                                            10-K for the Fiscal
Year Ended June 30, 2021
                                                            Filed September 9,
2021
                                                            Form 8-K Dated
February 3, 2022
                                                            Filed February 3,
2022
                                                            File No. 000-14942

       Dear Ms. Charlton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed February 3, 2022

       Exhibit 99.1, page 2

   1. We see that you have provided projections of estimated annual revenues of products currently in
development. Please tell us how your presentation of these projections complies with the
Commissions guidance regarding projections provided in Item 10(b) of
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alisha Charlton
PRO DEX INC
February 17, 2022
Page 2

      You may contact Julie Sherman at (202) 551-3640 or Kristin Lochhead at
(202) 551-
3664 with any questions.



FirstName LastNameAlisha Charlton                       Sincerely,
Comapany NamePRO DEX INC
                                                        Division of Corporation
Finance
February 17, 2022 Page 2                                Office of Life Sciences
FirstName LastName